STARFIELD RESOURCES INC. (Tier 1) PRESS RELEASE	August 23rd, 2004
Corporate Office:	#SRU-17-04
Suite 420-625 Howe Street
Vancouver, BC CANADA	SRU - TSX.V
V6C 2T6	SRFDF - OTC BB
Tel: (604) 608-0400 Fax: (604) 608-0344
Toll Free: (877) 233-2244 Email: corporate@starfieldres.com
Website: http://www.starfieldres.com	Page 1 of 2
Ferguson Lake Nickel-Copper-Cobalt-Platinum-Palladium Project, Nunavut, Canada

DRILL HOLE 04-181 ENCOUNTERS BOTH PGE-ENRICHED MASSIVE SULPHIDES
AND FOOTWALL-STYLE MINERALIZATION DISPERSED THROUGH
175.5 METERS OF CORE
INCLUDING 20.83 g/t PLATINUM AND PALLADIUM OVER 1.50 METERS
(8.22 g/t Pt and 12.61 g/t Pd)

Drill hole 04-181 contains some of the more interesting styles of mineralization encountered to date in Starfield Resources' definition drilling program in the "pit area" of the West Zone at Ferguson Lake. The gabbro host rock in this hole contains at least five separate massive sulphide lenses plus two intervals of low sulphide, high-grade platinum (Pt) and palladium (Pd) mineralization (Table One).

The copper+nickel+cobalt+palladium+platinum-bearing massive sulphide intervals contain consistent base and precious metals mineralization including nickel grades of more than 1% and Pd+Pt grades exceeding 2.50 g/t (Table One). The various zones are dispersed throughout a 131-meter section of gabbro with the thickest (17.2 meters) section of sulphides present between 259.55 and 276.75 meters in the 365-meter deep hole, an uncharacteristically deep intersection for this style of mineralization. This particular interval contains more than 2% combined Cu+Ni plus 4.80 g/t Pd+Pt over a hole length of 6.37 meters (Table One). Two low-sulphide, high-grade Pt+Pd intercepts, each 1.50 meters or more in length, were encountered at hole depths of 201.40 and 224.00 meters respectively. While these are above the aforementioned 17.2 meters massive sulphide lens, they do exhibit features of typical footwall-style mineralization present in this part of the West Zone.

Drill hole 04-181 was drilled at an inclination of -750 from the same location as hole 04-180 (-600 inclination) to test the possible down-dip extension of the 1.23 -meter intercept of high-grade, low-sulphide, footwall PGE mineralization grading 29.09 g/t platinum and 2.02 g/t palladium encountered at a hole depth of 210.50 meters (Press Release #SRU-16-04). The two high-grade Pt-Pd intersections intersected in hole 04-181 occur within broader zones of PGE footwall-style mineralization which is typical of low-sulphide footwall zones in other parts of the West Zone "pit area". The upper intercept grades 12.30 g/t Pd+Pt, over 1.6 meters, within a broader 5-meter zone of enriched PGE's while the lower intercept grading 8.22 g/t platinum and 12.61 g/t palladium over 1.5 meters, occurs within a 4.50 -meter zone of low-sulphide PGE mineralization. The high platinum grade of 8.22 g/t within the lower intercept suggests that this 1.5 meter interval is correlative with the 1.23 -meter intercept of 29.09 g/t platinum found in hole 04-180 (Press Release #SRU-16-04), in which case the zone dips moderately north.

Hole 04-181 is somewhat unique inasmuch as PGE-enriched, footwall-style mineralization is located between base and precious metal bearing massive sulphide lenses as well as below them (Table One). The Company is encouraged that the high grade PGE intervals encountered in holes 04-180 and 04-181 exhibit down-dip continuity. Additional definition drilling is planned for this part of the West Zone to more precisely determine the nature and extent of this high-grade PGE mineralization.

TABLE ONE: HIGHLIGHTS DRILL HOLE 04-181 MAIN SULPHIDE LENSES and PGE-FOOTWALL MINERALIZATION
Hole No.	Inclination	Location	Interval(m)	Length (m)(ft)	Cu ppm x.xxx%	Ni ppm x.xxx%	Co ppm x.xxx%	Pd g/t	Pt g/t	2 PGE*
04-181	-75	48+50W /1+75N	145.00-145.70	0.70 (2.29)	2.126%	1.128%	0.154%	2.78	0.04	2.82
			146.21-146.74	0.53 (1.73)	1.126%	1.153%	0.156%	2.50	0.98	3.48
			150.50-151.23	1.08 (3.54)	0.321%	1.147%	0.149%	2.23	0.81	3.04
			198.00-203.00	5.00 (16.40)	1243	287	71	4.50	0.49	4.99
		(including	201.40-203.00	1.60 (5.24)	3772	713	182	11.72	0.58	12.30)
			224.00-228.50	4.50 (14.76)	490	304	44	5.16	2.85	8.01
		(including	224.00-225.50	1.50 (4.92)	807	392	52	12.61	8.22	20.83)
			243.50-245.50	2.00 (6.56)	102	427	59	2.50	0.07	2.57
			259.55-276.75	17.20 (56.41)	0.754	0.732	0.103	2.79	0.27	3.06
		(including	263.38-269.75	6.37 (20.89)	0.910	1.147	0.164	4.30	0.50	4.80)
		and	266.75-267.75	1.00 (3.280)	1.053%	1.173%	0.168%	4.84	1.32	6.16
			294.40-299.08	4.68 (15.36)	0.581	0.701	0.087	3.21	0.46	3.67
			299.08-299.56	0.48 (1.57)	3416	3133	396	2.25	0.19	2.44
			300.60-301.42	0.82 (2.69)	0.424%	0.504%	0.064%	2.18	0.21	2.39
			307.07-308.16	1.09 (3.57)	581	1228	290	2.21	0.59	2.80
			317.50-320.75	3.25 (10.66)	447	1145	121	1.30	0.27	1.57
All Copper, Nickel and Cobalt data are reported in parts per million (ppm) except where assays are noted as percentages (%)
*2PGE=Pt+Pd

Details concerning drill core sampling, sample preparation, accredited laboratory geochemical and assay analytical methods, QC and QA procedures can be referred to in detail in Press Release # SRU-07-04, June 10, 2004, page 3.

On behalf of the Board of Directors,

"Glen C. Macdonald"

Glen C. Macdonald, P.Geo., Director
(Glen Macdonald is the Qualified Person under National Instrument 43-101 responsible for preparing the technical disclosure in this news release)

This communication to shareholders and the public contains certain forward-looking statements. Actual results may differ materially from those indicated by such statements. All statements, other than statements of historical fact, included herein, including, without limitations statements regarding future production, are forward looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.